Exhibit 12.1
UIL Holdings Corporation
Consolidated Ratio of Earnings to Fixed Charges
($ in Thousands)

	2008	2007	2006	2005	2004
Net income from continuing operations	$48,385	$46,693	$58,716	$33,476	$36,427
Federal and state income taxes	34,724	30,512	26,255	25,597	30,242
Fixed charges (from below)	38,453	30,319	28,182	28,139	26,082
Less: Capitalized Interest	1,586	1,714	1,524	802	641

Total EBIT	$119,976	$105,810	$111,629	$86,410	$92,110

Ratio of Earnings to Fixed Charges	3.12	3.49	3.96	3.07	3.53

Fixed Charges
Interest, excluding AFUDC Debt	$32,422	$24,884	$22,874	$22,939	$20,926
Amortization of Debt Issuance Costs	1,730	1,662	1,548	1,543	1,490
1/3 of rental charges (represents interest portion)	4,301	3,773	3,760	3,657	3,666

Total Fixed Charges	$38,453	$30,319	$28,182	$28,139	$26,082